PowerShares Exchange-Traded Fund Trust II

301 West Roosevelt Road

Wheaton, IL 60187

February 26, 2010

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust II—Request for Withdrawal of Post-Effective Amendment No. 63 to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933 (File Nos. 333-138490 and 811-21977)

Dear Mr. O’Connor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the PowerShares Exchange-Traded Fund Trust II (the “Trust” or the “Registrant”) hereby requests withdrawal of the following Post-Effective Amendment (the “Amendment”), relating to the PowerShares Developed Markets Infrastructure Portfolio (the “Fund”), to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-138490 and 811-21977).

Post-Effective Amendment No.	Filing Date	Accession Number
63	July 21, 2008	0001104659-08-046768

The Registrant is making this application for withdrawal of the Amendment because it has determined not to proceed with the registration of the Fund.  No securities have been issued or sold in connection with the Amendment.

If you have any questions, please feel free to contact Kristin M. Hester at (212) 649-8796. Thank you.

Very truly yours,

PowerShares Exchange-Traded Fund Trust II

By:	/s/ Andrew Schlossberg
Title:	Andrew Schlossberg, President